Exhibit 99.1

Sinovac Initiates Development of Vaccine Against Hand, Foot, and Mouth Disease
Tuesday September 23, 8:00 am ET

BEIJING, Sept. 23 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading developer and provider of vaccines in China, today announced it has initiated development of a vaccine human enterovirus 71, EV 71, which causes hand, foot, and mouth disease (or HFMD). In collaboration with China the CDC, Sinovac will be supplied with epidemiology study results from the outbreak area, which will facilitate the Company's vaccine research and development initiatives.

Mr. Weidong Yin, President and CEO, commented, ''Outbreaks of HFMD have occurred in many countries since the 1970s. The disease has increasingly become a threat not only in China, but also in neighboring countries. Since no vaccine is currently available to protect our children, we believe that, as a leading vaccine developer in China, it is our responsibility to engage in the development of a vaccine against EV71. We anticipate that this product has the potential to become another flagship product once it is developed and commercialized similar to Healive.''

About EV71

Enterovirus 71, or EV71, causes Hand, Foot, and Mouth Disease (or HFMD) among children. HFMD is a common and usually mild childhood disease. EV71 is a frequent cause of HFMD epidemics associated with neurological disease in a small proportion of cases. There have been a number of outbreaks of EV71 HFMD in the Asia-Pacific region since 1997. Outbreaks have been reported in Malaysia (1997), Taiwan (1998, 2000 & 2001), China (1998-2008), Australia (1999) and Singapore (2000) among other areas in the region. There is no specific treatment for enterovirus infections and a vaccine is not currently available.

In 2007, total reported cases were 83,344, among which 17 are dead. According to WHO report dated 7 May 2008, as of 5 May, 4,496 cases, including 22 deaths, of hand, foot and mouth disease (HFMD) due to enterovirus 71 (EV71) have been reported among infants and young children in Fuyang City, Anhui Province, China, since the beginning of the year.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

    Investors/Media:
     Stephanie Carrington/Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7017 /7033
     Email: scarrington@theruthgroup.com
                jmccargo@theruthgroup.com